SIDLEY AUSTIN llp ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866
February 2, 2010
Via Facsimile, EDGAR and Federal Express
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549
Attention: Michael D. Clampitt
Re:	Wintrust Financial Corporation
File No. 000-21923
Form 10-K for the fiscal year ended December 31, 2008
Definitive Schedule 14A filed April 20, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Form 10-Q for the period ended September 30, 2009
Ladies and Gentlemen:
     On behalf of Wintrust Financial Corporation (“the “Company” or “Wintrust”), we are writing in response to the comments contained in the comment letter dated January 20, 2010 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Annual Report”), its Definitive Schedule 14A filed April 20, 2009, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the “Second Quarter 10-Q”) and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (the “Third Quarter 10-Q”). For your convenience, three (3) courtesy copies of this letter are also being delivered, by Federal Express, to Mr. Michael D. Clampitt.
     For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the Company’s response.
     Please also note that this letter does not include certain information regarding the Company’s results for the quarter ended December 31, 2009 or subsequent periods. Such information is represented by the following placeholder “[•]”.

Securities and Exchange Commission
February 2, 2010

     In addition, attached is a letter from the Company containing the acknowledgments of the Company requested by the Staff in the Comment Letter.
Form 10-Q for the fiscal quarter ended September 3, 2008
Note (3) Business Combinations, page 8
1.	Tell us and disclose, in future filings, the assumptions utilized in determining the fair value of the loans acquired in the AIG transactions. Also, address how both the accretable and non-accretable components of the discount were determined.
In a combined response to comments 1 and 2, the Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 1. Such revised disclosure would be included in the Business Combinations and Loans footnotes to the Company’s consolidated financial statements, past instances of which begin on page 8 and 11, respectively, of the Third Quarter 10-Q. The Company has provided a draft of that additional disclosure as Exhibit 1. The Company undertakes to include such revised disclosure in its future filings.
2.	Tell us and revise your future filings to clarify how interest income on the loans acquired in the AIG transactions will be recognized. For example, clearly disclose whether the effective yield used to recognize interest income on these loans is calculated based on the contractually required payments receivable (consistent with ASC 310-20) or expected cash flows (consistent with ASC 310-30). In addition, to the extent that you have elected to recognize interest income on a basis consistent with ASC 310-30, please provide the disclosures required by ASC 310-30-50-2 for this portfolio of acquired non-impaired loans.
In a combined response to comments 1 and 2, the Company proposes to revise its disclosure in response to the Staff’s comment in accordance with ASC 310-20 and has provided the disclosures required by ASC 310-30-50-2. The draft revised disclosure is attached as Exhibit 1. Such revised disclosure would be included in the Summary of Significant Accounting Policies, Business Combinations and Loans footnotes to the Company’s consolidated financial statements, past instances of which begin on page 71 of the 2008 Annual Report and page 8 and page 11 of the Third Quarter 10-Q. The Company has provided a draft of that additional disclosure as Exhibit 1. The Company undertakes to include such revised disclosure in its future filings.
MD&A
Overview, page 38
Note to Staff: In combined response to comments 3 and 4, the Company proposes to include an additional, introductory paragraph in its Management’s Discussion and Analysis of Financial

Securities and Exchange Commission
February 2, 2010

Condition and Results of Operations (“MD&A”). The Company has provided a draft of that disclosure as Exhibit 3. In addition, the Company anticipates that it may add additional period-specific discussion in its filings as needed. Exhibit 3 will precede the “Community Banking” discussion within the “Overview” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, a prior instance of which begins on page 38 of the Third Quarter 10-Q.
3.	We note your response to comment 25 of our comment letter to you dated September 29, 2009. We note, however, that much of this section consists of factual description of your business without significant analysis. As we requested, please provide to us and undertake to include in your future filings revision to include a balanced, executive-level discussion, in addition to the tables, that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. In this regard, please address:
•	how you have been effected by the financial and credit crisis;

•	the economic recession in your market areas;

•	the rise of loan defaults and foreclosures at your institution;

•	the drop in commercial real estate prices, commercial real estate sales and new construction in your market areas and its effect on the value of collateral underlying your loans and the delinquencies and defaults on your loans; and

•	the rise in unemployment in your market areas; and
Identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face including, but not limited to, changing your standards for making loans and for investing in securities.
The Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 3. The Company undertakes to include such revised disclosure in its future filings.
4.	As we requested in comment 26 of our comment letter to you dated September 29, 2009, please provide to us and undertake to include in your future filings, identification and analysis of known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition or operating performance including, but not limited to, analysis of the following:

Securities and Exchange Commission
February 2, 2010

•	how the deterioration of the real estate market and the economy in your markets has affected you and how the continued deterioration may affect you;

•	trends in the allowance for loan losses;

•	trends in the provision for credit losses;

•	trends in the amount of loans charged off;

•	trends in the amount of non-accrual loans;

•	trends in the amount of impaired loans; and

•	trends in the number and percentage of your loans that are overdue by 90 days or more.
The Company notes that the Staff’s comment appears to be intended to reference comment 23 (which discusses “trends, events, demands, commitments and uncertainties”), rather than comment 26 (which requests disclosure regarding the Company’s obligations under various federal government programs), of the Staff’s letter to the Company of September 29, 2009. With that assumption, the Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 3. The Company undertakes to include such revised disclosure in its future filings.
Recent Performance, page 43
5.	Please provide to us and undertake to include in your future filings revision to the first paragraph regarding your claim that you increased your net income for the third quarter from $6.5 million in 2008 to $32 million in 2009 as follows:
•	analyze the fact that your would have suffered a loss of $81 million but for the extraordinary gain of $113 million; and,

•	analyze the reasons for and effects of the increase in non-interest expense (including more detail as to the “other” expense which accounted for more than twenty five percent of your non-interest expense) and analyze whether this is part of a trend.
The Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 5. The Company undertakes to include such revised disclosure in its future filings.
The Company notes that the extraordinary gain of $113 million referred to in the Staff’s comment is prior to any tax impacts. Taking such tax impacts into account, but for the extraordinary gain of $113 million the Company would have recorded an after-tax loss of

Securities and Exchange Commission
February 2, 2010

approximately $37.5 million in the third quarter of 2009. The Company’s proposed disclosure in Exhibit 5, which is to be included in the Company’ Annual Report on Form 10-K for the year ended December 31, 2009, provides additional detail regarding the loss the Company would have recorded in the absence of the extraordinary gain.
In addition, the Company notes that the largest individual components of the “other” non-interest expense, which relate to FDIC insurance expense and OREO expenses, were analyzed on pages 57 and 58 of the Third Quarter 10-Q. The Company undertakes to provide similar disclosure in its Annual Report on Form 10-K for the year ended December 31, 2009 in the MD&A discussion under the heading “Non-Interest Expense” (in a fashion similar to its disclosure in the Third Quarter 10-Q). The remaining “miscellaneous” components of Other Non-interest Expense were $10.5 million for the third quarter of 2009 and $29.5 million on year-to-date basis for the nine months ended September 30, 2009, representing approximately 11% and 12%, respectively, of the total Non-interest Expense for the relevant periods with no component thereof being individually significant.
The Company believes that it is too early to assess whether the increase in non-interest expense constitutes a trend because, in significant part, the increase in non-interest expense relates to increases in FDIC expense, which are one-time expenses, and other real estate owned expense, the level of which has recently been volatile.
6.	Please provide to us and undertake to include in your future filings revision to the second paragraph regarding your acquisition of the life insurance premium finance portfolio including, but not limited, to the following:
•	explain the term of the loans;

•	explain what contingencies were removed;

•	analyze the extent to which these loans involve a higher risk of delinquency than commercial and residential real estate loans and expose you to higher risks of losses;

•	explain why you have not established an allowance for loan losses for any of the policies; and

•	explain what consents are required.
The Company proposes to revise its disclosure in response to the Staff’s comment. In particular, the Company proposes to include the disclosure attached as Exhibit 6 as an additional section, entitled “Acquisition of the Life Insurance Premium Finance Business”, following the “Recent Performance” discussion in the “Business Outlook” section of Management’s Discussion and

Securities and Exchange Commission
February 2, 2010

Analysis of Financial Condition and Results of Operations, a past instance of which began on page 43 of the Third Quarter 10-Q. As set forth below, the Company further proposes to include a cross-reference to such new disclosure within the disclosure which was the second paragraph of the “Recent Performance” discussion in the Third Quarter 10-Q. The Company undertakes to include such revised disclosure in its future filings.
“Management anticipates the Company will recognize additional bargain purchase gains on this portfolio in subsequent quarters to the extent that third party consents are obtained with respect to certain loans in the portfolio. See “—Acquisition of the Life Insurance Premium Finance Business” for more information.”

7.	Please provide to us and undertake to include in your future filings revision to the second paragraph to expand your discussion the last sentence to provide more detail including analysis of your obligations under the securitized notes you sold in the third quarter including the covenants.
The Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure, which the Company proposes to include in the discussion of the securitization discussion in the “Financial Condition—Interests Earning Assets” section of MD&A, a past instance of which begins on page 61 of the Third Quarter 10-Q, is attached as Exhibit 7. The Company undertakes to include such revised disclosure in its future filings.
Asset Quality
Allowance for Loan Losses, page 58
8.	We note your response to comment number 44 of our letter dated September 29, 2009. Please tell us and expand the discussion in future filings addressing the following:
•	Address whether the company has charged off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented;

•	If so, tell us the amount of the difference and corresponding reasons for the difference; and

•	Explain the nature of the adjustments made to the appraisals received from independent third parties.

Securities and Exchange Commission
February 2, 2010

The Company proposes to revise its disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 8. The Company undertakes to include such revised disclosure in its future filings.
* * * * * * * * * * * * *

Securities and Exchange Commission
February 2, 2010

     If you have any questions regarding the foregoing, please feel free to contact me at (312) 853-7833. My fax number is (312) 853-7036.

Sincerely,
/s/ Lisa J. Reategui
Lisa J. Reategui

Attachments
cc:	Edward J. Wehmer, Wintrust Financial Corporation David A. Dykstra, Wintrust Financial Corporation David L. Stoehr, Wintrust Financial Corporation

[Wintrust Financial Corporation Letterhead]
February 2, 2010
Via EDGAR and Federal Express
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549
Attention: Michael D. Clampitt
Re:	Wintrust Financial Corporation
File No. 000-21923
Form 10-K for the fiscal year ended December 31, 2009
Definitive Schedule 14A filed April 20, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Form 10-Q for the period ended September 30, 2009
Ladies and Gentlemen:
In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 20, 2010, Wintrust Financial Corporation (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WINTRUST FINANCIAL CORPORATION
By:	/s/ David L. Stoehr
David L. Stoehr
Executive Vice President and Chief Financial Officer

EXHIBIT 1
ADDITIONAL DISCLOSURE TO BE INCLUDED
IN THE “SIGNIFICANT ACCOUNTING POLICIES” FOOTNOTE
Interest Recognition.
Under accounting guidance applicable to loans acquired with evidence of credit quality deterioration since origination, the excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable yield and is recognized in interest income over the remaining estimated life of the loans. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the nonaccretable difference. Changes in the expected cash flows from the date of acquisition will either impact the accretable yield or result in a charge to the provision for credit losses. Subsequent decreases to expected principal cash flows will result in a charge to provision for credit losses and a corresponding increase to allowance for loan losses. Subsequent increases in expected principal cash flows will result in recovery of any previously recorded allowance for loan losses, to the extent applicable, and a reclassification from nonaccretable difference to accretable yield for any remaining increase. All changes in expected interest cash flows, including the impact of prepayments, will result in reclassifications to/from nonaccretable differences.
ADDITIONAL DISCLOSURE TO BE INCLUDED
IN THE “BUSINESS COMBINATIONS” FOOTNOTE
Calculation of the Fair Value of Loans Acquired
The Company determined the fair value of the loans acquired with the assistance of an independent third party valuation firm which utilized a discounted cash flow analysis to estimate the fair value of the loan portfolio. Primary factors impacting the estimated cash flows in the valuation model were certain income and expense items and changes in the estimated future balances of loans. The significant assumptions used in calculating the fair value of the loans acquired included estimating interest income, loan losses, servicing costs, costs of funding, and the life of the loans.
Interest income on variable rate loans within the loan portfolio was determined based on the weighted average interest rate spread plus the contractual Libor rate. Interest income on fixed rate loans was based on the actual weighted average interest rate of the fixed rate loan portfolio.
Loan losses were estimated by first estimating the loan losses which would result from default by either the insurance carrier or the insured and, second, estimating the probability of default for both the insurance carrier and the insured.
Estimated losses upon default by the insurance carrier were estimated by assigning realization rates to each type of collateral underlying the loan portfolio. Realization rates on collateral after default by the insurance carrier were estimated for each type of collateral. Unsecured portions of the collateral were also assigned a loss rate.
Estimated losses upon default by the insured were similar to the estimated loss rates calculated upon default by the insurance carrier.

The probability of default of the insurance carrier was determined by assigning each insurance carrier holding collateral underlying the portfolio a default rate from a national rating agency and a study of historical cumulative default rates prepared by such agency.
The probability of default by individuals was estimated based upon consideration of the financial and demographic characteristics of the insured and the economic uncertainty present at the valuation date.
The estimated life of the loans was based on expected required fundings of life insurance premiums and the expected life of the insured based on the age of the insured and survival curves.
ADDITIONAL DISCLOSURE TO BE INCLUDED
IN THE “LOANS” FOOTNOTE
As part of our acquisition of a portfolio of life insurance premium finance loans in 2009, we acquired loans for which there was evidence of credit quality deterioration since origination and we determined that it was probable that the Company would be unable to collect all contractually required principal and interest payments. These loans had an unpaid principal balance of $[•] million and a carrying value of $[•] million. At December 31, 2009, the unpaid principal balance and carrying value of these loans were $[•] million and $[•] million, respectively. The following table provides details on these loans at acquisition.
Acquired Loan Information at Acquisition — Loans with evidence of credit quality deterioration since origination

(Dollars in thousands)

Contractually required payments including interest	$	[•]
Less: Nonaccretable difference		([•]	)

Cash flows expected to be collected (1)		[•]
Less: Accretable yield		([•]	)

Fair Value of loans acquired with evidence of credit quality deterioration since origination	$	[•]

(1)	Represents undiscounted expected principal and interest cash flows at acquisition.
During 2009, the Corporation recorded a $[•] million provision for credit losses establishing a corresponding allowance for loan losses at December 31, 2009. This provision for credit losses represents deterioration to the portfolio subsequent to acquisition.
The following table provides activity for the accretable yield of these loans for the year ended December 31, 2009.
Accretable Yield Activity

Year Ended
(Dollars in thousands)	December 31, 2009
Accretable yield, beginning balance (1)	$	[•]
Accretable yield amortized to interest income		([•]	)
Reclassification from non-accretable difference (2)		[•]

Accretable yield, end of period	$	[•]

(1)	The beginning balance represents the accretable yield of loans with evidence of credit quality deterioration since origination.

(2)	Reclassification from non-accretable difference represents an increase to the estimated cash flows to be collected on the underlying portfolio.

EXHIBIT 3
The Current Economic Environment
The U.S. economy in 2009 continued to face numerous challenging conditions. The credit crisis that began in 2008 continued into 2009 with rising unemployment, declining home values, low liquidity in the debt markets and high volatility in the equity markets. As a result of these conditions, consumer confidence and spending decreased substantially and real estate asset values declined. The stress of the existing economic environment and the depressed real estate valuations in the Company’s markets had an adverse impact on our business in 2009. Defaults by borrowers increased in 2009 and the decline in fair value of collateral resulted in higher provisions for credit losses, higher net charge-offs, an increase in the Company’s allowance for loan losses and the restructuring of certain borrower loan agreements. The capital and earnings levels of numerous financial institutions were negatively impacted by these conditions and a number of financial institutions failed or merged, in some cases with government involvement. In response to these conditions, during 2009 Management monitored carefully the impact on the Company of illiquidity in the financial markets, the declining values of real property and other assets, loan performance, default rates and other financial and macro-economic indicators in order to navigate the challenging economic environment.
Like many other financial institutions, the Company’s results for the year ended December 31, 2009 were affected by the economic slowdown affecting the United States. To that end:
•	Wintrust experienced an increase in defaults and foreclosures in 2009 throughout its banking footprint in the metropolitan areas of Chicago and Milwaukee. In response to these events, in 2008, the Company created a dedicated division, the Managed Assets Division, to focus on resolving problem asset situations. Comprised of experienced lenders, the Managed Assets Division takes control of managing the Company’s more significant problem assets and also conducts ongoing reviews and evaluations of all significant problem assets, including the formulation of action plans and updates on recent developments.

•	The Company’s 2009 provision for credit losses totaled $167.9 million, an increase of $110.5 million when compared to 2008, while net charge-offs increased to $137.4 million during 2009, compared to only $37.0 million for 2008.

•	The Company increased its allowance for loan losses to $98.3 million at December 31, 2009, reflecting an increase of $28.5 million, or 40.9%, when compared to December 31, 2008.

•	Total non-performing loans (loans on non-accrual status and loans more than 90 days past due and still accruing interest) were $131.8 million at December 31, 2009, a decrease of $4.3 million compared to December 31, 2008. The slight decline in non-performing loans was a result of Management’s assessment that addressing the resolution of non-performing assets was a key goal for 2009. To that end, non-performing loans declined as a result of actions that included selling such loans to third parties, charging loans off or down to fair value, collections, and transfers to other real estate owned. This aggressive stance combined with the significant declines in real estate valuations during

2009 increased net charge-offs and increased the aggregate other real estate owned balance but also resulted in the decline in level of non-performing loans.

•	As discussed above, the Company’s other real estate owned increased by $47.6 million, to $80.2 million during 2009, from $32.6 million at December 31, 2008. These changes were largely caused by the increase in properties acquired in foreclosure or received through a deed in lieu of foreclosure related to residential real estate development and commercial real estate loans.
During 2009, Management implemented a strategic effort to aggressively resolve problem loans through liquidation, rather than retention, of loans or real estate acquired as collateral through the foreclosure process. Management believes that some financial institutions have taken a longer term view of problem loan situations, hoping to realize higher values on acquired collateral through extended marketing efforts or an improvement in market conditions. Management believed that the distressed macro-economic conditions would continue to exist in 2009 and 2010 and that the banking industry’s increase in non-performing loans would eventually lead to many properties being sold by financial institutions, thus saturating the market and possibly driving fair values of non-performing loans and foreclosed collateral further downwards. Accordingly, the Company attempted to liquidate as many non-performing loans and assets as possible during 2009. The impact of those decisions and actions included a slight decline in non-performing loans from the prior year-end, a significant increase in the provision for credit losses and net charge-offs in 2009 compared to 2008, an increase in the overall level of the allowance for loan losses and an increase in other real estate owned as the Company acquired properties for ultimate sale through foreclosure or deeds in lieu of foreclosure. Management believes these actions will serve the Company well in the future as they protect the Company from further valuation deterioration and permit Management to spend less time on resolution of problem loans and more time on growing the Company’s core business and the evaluation of other opportunities presented by this volatile economic environment. The Company’s goal in 2009 was to finish the year in a position to take advantage of the opportunities that many times result from distressed credit markets — specifically, a dislocation of assets, banks and people in the overall market.
Further, the level of loans past due 30 days or more and still accruing interest totaled $108.6 million as of December 31 2009, declining $57.3 million compared to the balance of $165.9 million as of December 31, 2008. Although the balance of loans past due greater than 30 days and still accruing interest is an indicator that future potential non-performing loans and charge-offs may be less in 2010 than 2009, Management is very cognizant of the volatility in and the fragile nature of the national and local economic conditions and that some borrowers can experience severe difficulties and default suddenly even if they have never previously been delinquent in loan payments. Accordingly, Management believes that the current economic conditions will continue to apply stress to the quality of our loan portfolio and significant attention will continue to be directed toward the prompt identification, management and resolution of problem loans.
In addition, in 2009, the Company restructured certain loans by providing economic concessions to borrowers to better align the terms of their loans with their current ability to pay. At

December 31, 2009, approximately $32 million in loans had terms modified. These actions helped financially stressed borrowers maintain their homes or businesses and kept these loans in an accruing status for the Company. The Company had no such restructured loan situations at the end of 2008. The Company considers restructuring loans when it appears that both the borrower and the Company can benefit and preserve a solid and sustainable relationship.
An acceleration or significantly extended continuation in real estate valuation and macro-economic deterioration could result in higher default levels, a significant increase in foreclosure activity, a material decline in the value of the Company’s assets, or any combination of more than one of these trends could have a material adverse effect on the Company’s financial condition or results of operations.
A positive result of the economic environment was that our mortgage banking operation benefited from the low interest rate environment during 2009. Beginning in late 2008 and continuing throughout 2009, demand for mortgage loans increased due to the fall in interest rates. The interest rate environment coupled with the acquisition of additional staff and infrastructure resulted in the Company originating and selling $4.7 billion of residential mortgage loans in 2009 compared to $1.6 billion in 2008.
Prior to its participation in the U.S. Treasury’s Capital Purchase Program, the Company was well-capitalized and throughout 2009, the Company’s capital ratios exceeded the minimum levels required for it to be considered well-capitalized. The Company’s participation in the CPP provided the Company with additional capital to expand its franchise through growth in loans and deposits. The Company increased its loan portfolio from $7.6 billion at December 31, 2008 to $8.4 billion at December 31, 2009. This growth in the loan portfolio occurred without the Company making significant changes to its loan underwriting standards.
Management considers the maintenance of adequate liquidity to be important to the management of risk. Accordingly, during 2009, the Company continued its practice of maintaining appropriate funding capacity to provide the Company with adequate liquidity for its ongoing operations. In this regard, the Company benefited from its strong deposit base, a liquid short-term investment portfolio and its access to funding from a variety of external funding sources, including exceptional sources provided or facilitated by the federal government for the benefit of U.S. financial institutions. Among such sources is the Federal Reserve Bank of New York’s Term Asset-Backed Securities Loan Facility (the “TALF”). In September 2009 the Company securitized a portion of its property and casualty premium finance loan portfolio the of $600 million, which was facilitated by the premium finance loans being eligible collateral under the TALF. The Company also benefited from its maintenance of fifteen separate banking charters, which allow the Company to offer its MaxSafe product. Through the MaxSafe product, the Company offers its customers the ability to maintain a depository account at each of the Company’s banking charters and thus receive fifteen times the ordinary FDIC limit, with the Company attending to much of the administrative difficulties this would ordinarily require. While the FDIC insurance limit, formerly $100,000 per depositor at each banking charter, has been raised by the FDIC to $250,000 per depositor at each banking charter through calendar year 2013, the MaxSafe product has allowed the Company to attract large amounts of high quality deposits as financial distress has affected a number of banking institutions. At year-end 2009, the Company had approximately $1 billion in overnight liquid funds and short-term interest-bearing deposits with banks and was operating at slightly less than an 85% loan-to-deposit ratio — just below the low end of the Company’s desired range of 85% to 90%. Redeploying a portion of those liquid assets into higher yielding assets while continuing to maintain adequate liquidity is a priority for 2010.

EXHIBIT 5
Recent Performance
Earnings Summary
Net income for the year ended December 31, 2009 totaled $73.1 million, or $2.18 per diluted common share, compared to $20.5 million, or $0.76 per diluted common share, in 2008 and $55.7 million, or $2.24 per diluted common share, in 2007. During 2009, net income increased by 257% while earnings per diluted common share increased by 187%, and during 2008, net income declined by 63% while earnings per diluted common share declined 66%.
Our net income in 2009 benefited from a bargain purchase gain of $156.0 million, without which we would have incurred a loss of approximately $22.8 million, primarily as a result of higher credit-related costs associated with the continuation of the credit crisis that began in 2008 and continued throughout 2009. Specifically, the Company recorded a provision for credit losses of $167.9 million in 2009 compared to $57.4 million in 2008, an increase of $110.5 million. Further, the Company recorded Other Real Estate Owned expenses of $19.0 million in 2009, a $16.9 million increase over the prior year. Also, as a result of the credit crisis, an increase in the number of failed banks throughout the country and a one-time industry-wide special FDIC assessment, the Company recorded $21.2 million of FDIC insurance expense in 2009, which represented a $15.6 million increase from 2008. The Company continues to aggressively manage its impaired loan portfolio and other real estate owned which it acquired through foreclosure or deed in lieu of foreclosure.
Similarly, in 2008, the banking industry experienced unprecedented economic instability and real estate valuations became extraordinarily distressed due to lack of sales activity and other factors. These distressed real estate valuations contributed to the Company’s increased credit costs.

EXHIBIT 6
Acquisition of the Life Insurance Premium Finance Business
Overview
As previously described, on July 28, 2009 our subsidiary FIFC purchased the majority of the U.S. life insurance premium finance assets of subsidiaries of American International Group, Inc. Life insurance premium finance loans are generally used for estate planning purposes of high net worth borrowers, and are generally collateralized by the cash surrender value of life insurance policies, letters of credit, annuities, cash and marketable securities. The average expected life of the acquired life insurance premium finance loans is 5 to 7 years.
Credit Risk
Life insurance premium finance loans tend to have a lower level of risk and delinquency than the Company’s commercial and residential real estate loans because of the nature of the collateral. The life insurance policy is the primary form of collateral. In addition, these loans often are secured with a letter of credit, marketable securities or certificates of deposit. Since the collateral is highly liquid and generally has a value in excess of the loan amount, any defaults or delinquencies are generally cured relatively quickly by the borrower or the collateral is generally liquidated in an expeditious manner to satisfy the loan obligation. However, occasionally, the Company has made loans that were partially unsecured and some risk exists for default.
Fair Market Valuation at Date of Purchase and Allowance for Loan Losses
ASC 805 requires acquired loans to be recorded at fair market value. The application of ASC 805 requires incorporation of credit related factors directly into the fair value of the loans recorded at the acquisition date, thereby eliminating separate recognition of the acquired allowance for loan losses on the acquirer’s balance sheet. Accordingly, the Company established a credit discount for each loan as part of the determination of the fair market value of such loan in accordance with those accounting principles at the date of acquisition. The table on page [•] under the caption [•] provides a detailed roll-forward of the aggregate credit discounts established and any activity associated with balances since the dates of acquisition. Any adverse changes in the deemed collectible nature of a loan would subsequently be provided through a charge to the income statement through a provision for credit losses and a corresponding establishment of an allowance for loan losses. The Company recorded $[•] million of provision for credit losses during 2009 due to changes in the credit environment related to certain loans.
Contingencies and Required Consents
At closing, a portion of the portfolio with an aggregate purchase price of approximately $230 million was placed in escrow, pending the receipt of required third party consents. These consents were required to effect the transfer of certain collateral (i.e., letters of credit, brokerage accounts, etc.) to be held for the benefit of FIFC. The parties agreed that to the extent any of the required consents were not obtained prior to October 28, 2010, the corresponding portion of the portfolio would be reassumed by the applicable seller, and the corresponding portion of the purchase price would be returned to FIFC. As of December 31, 2009, required consents were received related to approximately $[•] million of the escrowed purchase price with approximately $[•] million of escrowed purchase price related to required consents remaining to be received.

EXHIBIT 7
Under the terms of the securitization, FIFC has the right, but not the obligation, to securitize additional receivables in the future and is responsible for the servicing, administration and collection of securitized receivables and related security in accordance with FIFC’s credit and collection policy. FIFC’s obligations under the securitization are subject to customary covenants, including the obligation to file and amend financing statements; the obligation to pay costs and expenses; the obligation to indemnify other parties for its breach or failure to perform; the obligation to defend the right, title and interest of the transferee of the conveyed receivables against third party claims; the obligation to repurchase the securitized receivables if certain representations fail to be true and correct and receivables are materially and adversely affected thereby; the obligation to maintain its corporate existence and licenses to operate; and the obligation to qualify the securitized notes under the securities laws. In the event of a default by FIFC under certain of these obligations, the ability to add loans to securitization facility could terminate.

EXHIBIT 8
Methodology in Assessing Impairment and Charge-off Amounts
In determining the amount of impairment or charge-offs associated with a loan, the Company values the loan generally by starting with a valuation obtained from an appraisal of the underlying collateral and then deducting estimated selling costs to arrive at a net appraised value. We obtain the appraisals of the underlying collateral from one of a pre-approved list of independent, third party appraisal firms.
In many cases, the Company simultaneously values the underlying collateral by marketing the property or related note to market participants interested in purchasing properties of the same type. If the Company receives offers or indications of interest, we will analyze the price and review market conditions to assess whether in light of such information the appraised value overstates the likely price and that a lower price would be a better assessment of the market value of the property and would enable us to liquidate the collateral. Additionally, the Company takes into account the strength of any guarantees and the ability of the borrower to provide value related to those guarantees in determining the ultimate charge-off or reserve associated with any impaired loans. Accordingly, the Company may charge-off a loan to a value below the net appraised value if it believes that an expeditious liquidation is desirable in the circumstance and it has legitimate offers or other indications of interest to support a value that is less than the net appraised value. Alternatively, the Company may carry a loan at a value that is in excess of the appraised value if the Company has a guarantee from a borrower that the Company believes has realizable value.
In circumstances where the Company has received an appraisal but has no third party offers or indications of interest, the Company may enlist the input of realtors in the local market as to the highest valuation that the realtor believes would result in a liquidation of the property given a reasonable marketing period of approximately 90 days. To the extent that the realtors’ indication of market clearing price under such scenario is less than the net appraised valuation, the Company may take a charge-off on the loan to a valuation that is less than the net appraised valuation.
The Company may also charge-off a loan below the net appraised valuation if the Company holds a junior mortgage position in a piece of collateral whereby the risk to acquiring control of the property through the purchase of the senior mortgage position is deemed to potentially increase the risk of loss upon liquidation due to the amount of time to ultimately market the property and the volatile market conditions. In such cases, the Company may abandon its junior mortgage and charge-off the loan balance in full.
In other cases, the Company may allow the borrower to conduct a “short sale,” which is a sale where the Company allows the borrower to sell the property at a value less than the amount of the loan. Many times, it is possible for the current owner to receive a better price than if the property is marketed by a financial institution which the market place perceives to have a greater desire to liquidate the property at a lower price. To the extent that we allow a short sale at a price below the value indicated by an appraisal, we may take a charge-off beyond the value that an appraisal would have indicated.

EXHIBIT 8
Other market conditions may require a reserve to bring the carrying value of the loan below the net appraised valuation such as litigation surrounding the borrower and/or property securing our loan or other market conditions impacting the value of the collateral.
Having determined the net value based on the factors such as noted above and compared that value to the book value of the loan, the Company arrives at a charge-off amount or a specific reserve included in the allowance for loan losses. In summary, for collateral dependent loans, appraisals are used as the fair value starting point in the estimate of net value. Estimated costs to sell are deducted from the appraised value to arrive at the net appraised value. Although an external appraisal is the primary source of valuation utilized for charge-offs on collateral dependent loans, we may utilize values obtained through purchase and sale agreements, legitimate indications of interest, negotiated short sales, realtor price opinions, sale of the note or support from guarantors as the basis for charge-offs. These alternative sources of value are used only if deemed to be more representative of value based on updated information regarding collateral resolution. In addition, if an appraisal is not deemed current, a discount to appraised value may be utilized. Any adjustments from appraised value to net value are detailed and justified in an impairment analysis, which is reviewed and approved by the Company’s Managed Assets Division.